SEC FILE NUMBER 001-36725

CUSIP NUMBER 04929Q102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Atlas Energy Group, LLC

Full Name of Registrant

Former Name if Applicable

Park Place Corporate Center One, 1000 Commerce Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15275

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Atlas Energy Group, LLC (the “Company”) for the year ended December 31, 2015 (the “Form 10-K”), could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures as it relates to ongoing discussion with the lenders under its credit facility.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew J. Finkbeiner	412	489-0006
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s earnings release issued on February 26, 2016 and furnished as an exhibit to its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2016, the Company reported a net loss of $885.7 million on total revenues of $753.5 million for the fiscal year ended December 31, 2015, compared to a net loss of $640.7 million on total revenues of $708.5 million for the fiscal year ended December 31, 2014. We have not yet finalized our financial information as of or for the year ended December 31, 2015. The above information is preliminary and subject to year-end and quarter-end accounting processes and external review and audit by our independent registered public accounting firm.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing statements about the anticipated timing of the filing of the Form 10-K and results of operations are, and other written and oral statements made by the Company’s representatives may be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Risks, assumptions and uncertainties that could cause actual results to materially differ from the forward-looking statements include, but are not limited to, the outcome of the Company’s discussions with the lenders under its credit facility and any actions the Company may take or other effects as a result thereof, those associated with general economic and business conditions; ability to realize the benefits of its acquisitions; changes in commodity prices and hedge positions; changes in the costs and results of drilling operations; uncertainties about estimates of reserves and resource potential; inability to obtain capital needed for operations; the Company’s and its subsidiaries’ level of indebtedness, leverage and liquidity, including borrowing base availability and covenant compliance; changes in government environmental policies and other environmental risks; the availability of drilling equipment and the timing of production; tax consequences of business transactions; and other risks, assumptions and uncertainties detailed from time to time in the Company’s reports filed with the U.S. Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K. Forward-looking statements speak only as of the date hereof, and the Company assumes no obligation to update such statements, except as may be required by applicable law.

Atlas Energy Group, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2016	By	/s/ Matthew J. Finkbeiner
Matthew J. Finkbeiner
Chief Accounting Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).